UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 10 March, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 10 March, 2016

ING Groep publishes proxy materials for 2016 AGM; Proposes to abolish depositary receipt structure

ING Groep N.V. (ING) today published the proxy materials for its annual General Meeting (AGM), to be held on Monday, 25 April 2016, in Amsterdam. The proxy materials, including the agenda for the AGM, are available on the ING website (www.ing.com/agm).

The agenda includes, most notably, a proposal to amend ING's Articles of Association to reflect proposed changes to the company's corporate governance, including the abolishment of the depositary receipt structure via Stichting ING Aandelen (ING Trust Office). For the avoidance of doubt, ING's American Depositary Receipts (ADR's) which are traded on the New York Stock Exchange, will stay in place.

As mentioned in its 2015 Annual Report, ING has conducted a review of the company's corporate governance, including the depositary receipt structure. In the current structure the Trust Office has always enabled depositary receipt holders to exercise their voting rights. In addition, the ING Trust Office has voted on behalf of depositary receipt holders who did not make use of their voting rights, which was particularly relevant in case of a low attendance. However, the attendance rate at ING's AGM has been steadily increasing in recent years, averaging over 50%. Given this increasing number of investors actively participating in shareholders meetings, the purpose of the depositary receipt structure has become less relevant.

The decision to abolish the depositary receipt structure is subject to the 2016 AGM adopting proposed amendments of the Articles of Association that reflect the outcome of the corporate governance review. The ING Trust Office has advised ING that it will cooperate in abolishing the depositary receipt structure if the AGM adopts the proposal. In that event, ING and the ING Trust Office will take the necessary steps to arrange for the exchange of the depositary receipts for ordinary shares in ING. Practical details on the exchange process will be made available on www.ing.com. The separate arrangement with the ING Continuity Foundation regarding its call option to acquire preference shares in ING Group under certain circumstances will remain in place.

The agenda for the AGM also includes the proposal to re-appoint Wilfred Nagel to the Executive Board of ING Group. His current term will expire at the end of the AGM on 25 April 2016. The nomination for the reappointment of Wilfred Nagel is based on his valued contribution as chief risk officer and member of the Executive Board in his present term of appointment, and his strong management skills. Wilfred Nagel has operational and international experience in both the front office and risk management. He has worked in many of ING's core geographies including the Americas, Asia and Central and Eastern Europe, as well as in the Netherlands.

It is also proposed to the AGM to appoint Ann Sherry (1954, Australian) as member of the Supervisory Board. Ann Sherry's nomination is based on her background in the financial sector and her knowledge and experience in both managing and supervising large international companies. Since 1 January 2016, she serves as Chairwoman of Carnival Australia, the leading cruise operator in Australasia and the South Pacific. She has also been a director at ING DIRECT Australia since 2012. From 2007 until 1 January 2016 she was the Chief Executive Officer of Carnival Australia. Between 2002 and 2007, she was CEO Westpac New Zealand and Group Executive New Zealand & Pacific. Prior to that role, she served as the CEO of Bank of Melbourne. With her successful track record, Ann Sherry will be a valuable addition to the Supervisory Board of ING. The proposed appointment is subject to approval by the European Central Bank.

Joost Kuiper has decided to resign from the Supervisory Board for health reasons. Mr. Kuiper has been member of ING's Supervisory Board since 2011. "I want to thank Joost for his commitment, his important contributions and his very good cooperation in the past years. His in-depth knowledge of the banking industry has been extremely valuable for ING. I wish him all the best for the future," said Jeroen van der Veer, chairman of the Supervisory Board.

Full details of all voting items, including the aforementioned proposals, are included in the proxy materials published today. The proxy materials also include the 2015 Annual Report of ING including the Annual Accounts and the reports of the Executive Board and the Supervisory Board as published on 2 March 2016, as well as other information and documents as required by law.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 10 March, 2016